Exhibit 99.66

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

NEXTECH AR SOLUTIONS CORP. (the “Company” or “NexTech”)

349 Carlaw Avenue, Suite 304

Toronto, ON M4M 2T1

2.	DATE OF MATERIAL CHANGE

July 19, 2019

3.	NEWS RELEASE

News release dated July 19, 2019 was disseminated through the facilities of Cision.

4.	SUMMARY OF MATERIAL CHANGE

NexTech closes on $1,589,500 in management led round and CEO Evan Gappelberg invests $867,000.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

NexTech has closed its previously announced private placement of units and secured convertible debentures for an aggregate amount of $1,589,500. This aggregate amount comprises $264,399 worth of units, $985,500 worth of debentures and the previously announced first tranche closing of $339,600 worth of units. The use of proceeds include increasing the sales team, pursuing merger and acquisition opportunities, and for general working capital purposes.

●	Evan Gappelberg -- chief executive officer and director invested $867,000;
●	Reuben Tozman -- chief operating officer and director invested $30,000;
●	Paul Duffy -- president and director invested $7,000.

Nextech is currently pursuing three multibillion-dollar verticals in the augmented reality industry which all drive revenue from its omniplatform called Aritize.

AR Hollywood Studios

Expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using augmented reality as the primary display platform. Heading up AR studios is Paul Duffy, inventor of the human hologram and president of Nextech AR Solutions. Advising the AR studio team is Barry Sandrew, PhD, a visual effects pioneer and serial entrepreneur who invented digital colourization of black and white movies, as well as a process for converting 2-D feature films to 3-D. The Nextech engineering teams in Dallas and Austin are building out the software that will drive both AR content creation and its distribution.

Aritize University

Having launched in June, 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2-D assets -- such as YouTube videos, PDF documents, PowerPoint decks and images -- and then overlay immersive 3-D-AR experiences on top of that content for an interactive training experience that drives productivity. It also utilizes complex algorithms to recognize and relate content to each other, allowing it to create microlearning courses and recommend relevant training content to each individual user.

Aritize for e-commerce

The Company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its software-as-a-service platform, with notable customer wins like Walther Arms, Wright Brothers, Mr. Steak, Budweiser and many more. Nextech has the first full funnel end-to-end e-commerce solution for the AR industry including its 3-D product capture, 3-D ads for Facebook and Google, try it on technology for on-line apparel, 3-D and 360-degree product views, and one click buy. With a Web-enabled AR solution, Nextech has eliminated the biggest friction point of AR, which was that a consumer first had to download an app to experience AR in commerce.

Gartner reports 100 million consumers will shop in augmented reality on-line and in store by 2020. Nextech is building out its AR and AI e-commerce offerings, which include using AI to create a guided and knowledgeable curator that can be programmed to be used for e-commerce or for education in the medical device market.

Terms of offering

The 449,665 units issued pursuant to the private placement each consist of one common share and one-half of one transferable common share purchase warrant of the Company. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of 70 cents per share for a period of 24 months from the date of issuance, subject to accelerated expiry.

The $985,500 worth of secured debentures issued pursuant to the private placement bear interest at a rate of 9 per cent per annum (non-compounded) and mature 36 months from the date of issuance. The principal amount of the debentures and accrued interest is payable by the Company to the holder in 12 quarterly payments. The principal will be repaid in 12 equal instalments to the holder, plus accrued interest up to the date of each instalment payment, with the first payment due six months after issuance and representing two of the 12 quarterly payments to be made by the Company. The Company also has the option to pay the amount due at each payment date in cash and/or common shares of the Company based on a conversion price of 60 cents per share. In addition, the Company may, at any time, prepay all or a portion of the principal amount and interest outstanding under the debenture in cash and/or common shares (based on the conversion price) prior to the maturity date and all or a portion of such amounts becoming due under the debenture, subject to a 15-per-cent prepayment penalty payable in cash to the holder.

In connection with the issuance of the debentures, the Company also issued bonus warrants to subscribers of debentures. These warrants have an exercise price of 70 cents per share and expire 24 months from the date of issuance, subject to acceleration.

Early warning and Multilateral Instrument 61-101

Evan Gappelberg has acquired $657,000 worth of secured convertible debentures of the Company and 1,095,000 warrants of the Company.

Immediately prior to the foregoing transaction, Mr. Gappelberg owned and/or had control or direction over 6,625,000 common shares of the Company representing approximately 12.3 per cent of the issued and outstanding shares of the Company at such time, on an undiluted basis, of which 3.85 million shares were owned directly and 2,775,000 shares were owned through Atlas Capital Advisors LLC, a private Company wholly owned by Mr. Gappelberg. In addition, Mr. Gappelberg owned 60,000 stock options and 175,000 share purchase warrants. If Mr. Gappelberg were to have exercised all of his stock options and warrants, he would have then owned and/or had control over 6.86 million common shares of the Company, representing approximately 12.6 per cent of the common shares of the Company on a partially diluted basis, assuming no further common shares of the Company had been issued.

As a result of the foregoing transaction, Mr. Gappelberg now owns and/or has control or direction over 6,625,000 common shares of the Company representing approximately 12.2 per cent of the total issued and outstanding common shares of the Company on an undiluted basis. This represents an approximate 0.1-per-cent change in Mr. Gappelberg’s ownership of common shares of the Company on an undiluted basis. In addition, Mr. Gappelberg owns and/or has control over 60,000 stock options to purchase common shares of the Company, 1.27 million share purchase warrants of the Company and $657,000 worth of debentures. If Mr. Gappelberg were to exercise all of his stock options and warrants, and the Company were to convert all of the debentures, he would then own and/or have control over 9.05 million common shares of the Company, which would represent approximately 15.96 per cent of the issued and outstanding common shares of the Company on a partially diluted basis, assuming no further common shares of the Company have been issued. This represents a 3.36-per-cent change in Mr. Gappelberg’s ownership of common shares of the Company on a partially diluted basis if Mr. Gappelberg were to exercise all of his stock options and warrants, and the Company were to convert all of the debentures.

Mr. Gappelberg acquired the securities for investment purposes. Mr. Gappelberg may, depending on market and other conditions, increase or decrease his beneficial ownership of the Company’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

The disclosure respecting Mr. Gappelberg’s shareholdings contained in this news release is made pursuant to Multilateral Instrument 62-104 and a report respecting the above acquisition will be filed with the applicable securities commissions using the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and will be available for viewing at SEDAR.

As insiders of Nextech participated in this offering, it is deemed to be a related party transaction within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions. Nextech is relying on the exemptions from the formal valuation and minority approval requirements contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101, on the basis that the fair market value of the transaction does not exceed 25 per cent of Nextech’s market capitalization. A written consent resolution of the board of directors of the Company authorized the private placement on July 17, 2019. Mr. Evan Gappelberg declared his interest and abstained from consenting to the resolutions approving and the issuance of the secured convertible debentures and warrants issued to Mr. Gappelberg.

All securities issued are subject to a four-month hold period from the date of issuance.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

Evan Gappelberg, President and CEO

Tel: 631-655-6733

9.	DATE OF REPORT

July 23, 2019

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